Exhibit 1
FOR IMMEDIATE RELEASE
Results for the quarter and year ended March 31, 2010 under IFRS
Wipro Records 21% YoY Growth in Profit After Tax in Q4 FY10
     Board of Directors recommends final dividend of Rs 6 per share and a Bonus Issue of 2:3
Bangalore, India and East Brunswick, New Jersey, USA — April 23, 2010 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth fiscal quarter and year ended March 31, 2010.
Highlights of the Results:
Results for the Quarter ended March 31, 2010
➢	IT Services Revenue in constant currency was $1,180 million, with a sequential increase of 4.7%. On a YoY basis, the constant currency revenue increase was 7.8%.

➢	Total Revenues were Rs. 69.83 billion ($1.55 billion1), representing an increase of 8% over the same period last year.

➢	IT Services Revenue in dollar terms was $1,166 million, a sequential increase of 3.5% and YoY increase of 11.5%.

➢	Net Income was Rs. 12.09 billion ($269 million1) on a GAAP basis, representing an increase of 21% over the same period last year.

➢	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 12.12 billion ($270 million1), representing an increase of 21% over the same period last year.

➢	IT Services Revenues were Rs. 52.60 billion ($1,170 million1), representing an increase of 7% over the same period last year.

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 12.72 billion ($283 million1), representing an increase of 20% over the same period last year.

➢	IT Services added 27 new clients in the quarter.

➢	Net addition of 5,325 employees in the current quarter.

➢	Local Nationals overseas have increased by 10% to 39% over the same period last year..

➢	IT Products recorded a 2% growth in Revenues over the same period last year.

➢	Consumer Care and Lighting Revenue grew 27% over the same period last year and EBIT grew 16%
Results for the year ended March 31, 2010
➢	Total Revenues were Rs. 271.24 billion ($6.03 billion1), representing an increase of 6% over the same period last year.

➢	IT Services Revenues were $4,390 million, an increase of 1.6% YoY and 1.8% in constant currency.

➢	Net Income was Rs. 45.93 billion ($1.02 billion1), representing an increase of 18% over the same period last year.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2010, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1=Rs.44.95. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2010 was US$1=Rs.45.11

➢	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 45.86 billion ($1.02 billion1), representing an increase of 18% over the same period last year.

➢	IT Services Revenues were Rs. 202.49 billion ($4.50 billion1), representing an increase of 6% over the same period last year.

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 47.41 billion ($1.05 Billion1), representing an increase of 18% over the same period last year.

➢	IT Services added 121 new clients in the year.

➢	IT Products Revenue grew 11% over the same period last year and EBIT grew by 29%.

➢	Consumer Care and Lighting Revenue grew 17% over the same period last year, and EBIT grew 19%.

➢	Our Board of Directors recommends a final cash dividend of Rs. 6 per share/ADS, subject to shareholder approval at the Annual General Meeting scheduled in July 2010.

➢	Board of Directors recommends issue of bonus shares to shareholders (including to ADS holders) in the ratio of two additional shares for every three shares held subject to shareholder approval in the Annual General Meeting scheduled in July 2010.
Performance for the year ended March 31, 2010 and Outlook for our Quarter ending June 30, 2010
Azim Premji Chairman of Wipro, commenting on the results said -
“We have seen another strong quarter of broad based, volume led growth. We saw good recovery in our challenged verticals of Technology and Telecom. The business environment is returning to normal. For the quarter ending June 30, 2010, we expect revenues from our IT Services business to be in the range of $1,190 million to $1,215 million.*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said -
“We had a satisfying quarter. We delivered close to the upper end of our guidance with revenues of $1,180 million in constant currency. We have driven up margins by 60 basis points despite headwinds of wage increases, rupee appreciation and the impact of cross currency.”

* Guidance is based on the following constant currency exchange rates: GBP/USD at 1.54, Euro/USD at 1.36, AUD/USD at O.91, USD/INR at 45.60
Wipro Limited
Total Revenue for our year ended March 31, 2010 was Rs. Rs. 271.24 billion ($6.03 billion1), representing an increase of 6% over the same period last year. Net Income for our year ended March 31, 2010 was Rs. 45.93 billion ($1.02 billion1), representing an increase of 18% over the same period last year. Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the year ended March 31, 2010 was Rs. 45.86 billion ($1.02 million1), representing an increase of 18% over the same period last year. Earnings Per Share for our year ended March 31, 2010 was Rs. 31.52 ($0.701), representing an increase of 18% over the same period last year. Non-GAAP Adjusted Earnings Per Share (excluding the impact of accelerated amortization of stock based compensation) for our year ended March 31, 2010 were Rs. 31.5 ($0.71 ), representing an increase of 18% over the same period last year.
Total Revenue for our quarter ended March 31, 2010 was Rs. 69.83 billion ($1.55 billion1), representing an increase of 8% over the same period last year. Net Income for our quarter ended March 31, 2010 was Rs. 12.09 billion ($269 million1), representing an increase of 21% over the same period last year. Non-GAAP

Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for our quarter ended March 31, 2010 was Rs. 12.12 billion ($270 million1), representing an increase of 21% over the same period last year. Earnings Per Share for our quarter ended March 31, 2010 were Rs. 8.29 ($0.181). Non-GAAP Adjusted Earnings Per Share (excluding the impact of accelerated amortization of stock based compensation) for our quarter ended March 31, 2010 were Rs. 8.3 ($0.181), representing an increase of 21% over the same period last year.
Reconciliation between IFRS net income and Non-GAAP adjusted net income (excluding impact of accelerated stock based compensation) is provided in the table on page 9.
IT Services (75% of Total Revenue and 92% of Operating Income for our year ended March 31, 2010)
Our IT Services business segment recorded Revenue of Rs. 202.49 billion2 ($4.5 billion1) for our year ended March 31, 2010, representing an increase of 6% over the same period last year. EBIT for this segment was Rs. 47.41 billion ($1.05 billion1) for our year ended March 31, 2010, representing an increase of 18% over the same period last year.
Our Operating Income to Revenue for this segment was 23.4% for year ended March 31, 2010.
Our IT Services business segment recorded Revenue of Rs. 52.60 billion2 ($1,170 million1) for our quarter ended March 31, 2010, representing an increase of 7% over the same period last year. EBIT for this segment was Rs. 12.72 billion ($283 million1) for our quarter ended March 31, 2010, representing an increase of 20% over the same period last year.
Our Operating Income to Revenue for this segment was 24.2% for our quarter ended March 31, 2010.
We had 108,071 employees as of March 31, 2010, an increase of 5,325 people this quarter.
Wipro’s capability to be a transformational partner to our clients coupled with global domain expertise helped us secure several large deals this quarter.
In the insurance space, Wipro entered into a seven year strategic agreement with The Main Street America Group, a leading provider of commercial, personal and surety insurance products exclusively sold through independent agents to individuals, families and small businesses in 24 US states. Wipro will supplement Main Street America’s IT organization in its endeavor to support its present and future business needs.
Wipro has signed a multi-year, strategic partnership with consumer electronics retailer Best Buy Co., Inc. As part of the deal Wipro will provide a comprehensive range of technology and business services to the retailer across the globe. The expansion of the relationship aims to leverage mutual strength and make this a very strategic and large relationship for both parties. As part of the relationship, Wipro will also setup a lab store focused on innovation and enhancing customer experience.

[2]	IT Services business segment Revenues were Rs. 202.4 billion ($4.5 billion) for the year ended March 31, 2010 under the Indian GAAP. The difference of Rs.21 million ($0.47 million1) is primarily attributable to differences in accounting standards under Indian GAAP and IFRS.

IT Services business segment Revenues were Rs. 52.63 billion ($1.2 billion) for the quarter ended March 31, 2010 under the Indian GAAP. The difference of Rs. 33 million ($0.73 million1) is primarily attributable to differences in accounting standards under Indian GAAP and IFRS.

Wipro signed a 6-year deal with a large Consumer Product company. As part of this strategic deal Wipro will manage end to end Infrastructure for setting up centralized Global IT operation that includes data center consolidation, hosting, assets, contracts and human capital within an overarching service management framework across 15 countries in Americas, Europe, LATAM and Asia Pacific.
A large US-based pharmaceutical company is leveraging Wipro’s understanding of the pharmaceutical domain and it’s proven delivery capability in the application management space for their strategic initiative aimed at process standardization across the various units and help them achieve significant benefits.
Awards and Recognition
Wipro’s innovative application services model, CIGMA (Centre for Integrated Global Management of Applications) won the NASSCOM IT Innovation Award in the Process Innovation category for the year. This award recognizes innovation in a company’s business processes, models, inputs, go-to-market strategies, delivery models to realize significant business value.
Strategy and globalization
In recognition of our efforts to create job opportunities in the local community in Atlanta, we received the 2010 Global Impact Award from Metro Atlanta Chamber of Commerce under the category of Economic Development — Foreign Direct Investment — for success in job creation and positive impact on Atlanta’s economy in 2009.
During this quarter, Wipro also announced the launch of two cloud based strategic retail solutions, Digital Customer Experience Platform and Loss Prevention Platform at the National Retail Federation Conference. These solutions help integrate social media, community features and personalization to provide an engaging customer experience and help retailers cut “time to value” by half with minimal capital spend and a pay-by-drink model. We also launched IT Cloud Advisory and Assessment Services for customers to help them leverage the adoption of Cloud Computing into their IT environments.
Thought Leadership
Wipro and Knowledge@Wharton teamed up to conduct a global “Innovation Tournament”, a tournament which concluded during this quarter and received over 120 nominations from across the globe. The tournament conducted in three phases ended with the selection of 10 finalists through a voting system. A panel of eminent judges selected three winners for developing and presenting the most innovative managerial “tools” that companies could use to improve their business by increasing revenues, reducing expenditures and improving customer experience.
Wipro also released its second ‘Sustainability Report’, detailing various sustainability-related activities and achievements through financial year 2008-09. The report is prepared in line with the GRI framework (Global Reporting Initiative) and has been rated A+ by GRI and audited by Det Norske Veritas (DNV). Highlights include a 19% improvement in energy efficiency over the last 5 years and 32% of water requirements met through water recycling and harvesting.
IT Products (14% of Total Revenue and 3% of Operating Income for our year ended March 31, 2010)
Our IT Products segment recorded Revenue of Rs. 38.21 billion ($850 million1) for our year ended March 31, 2010, representing an increase of 11% over the same period last year. EBIT for this segment was Rs.

1.76 billion ($39 million1) for our year ended March 31, 2010, representing an increase of 29% over the same period last year.
The ratio of Operating Income to Revenue for this segment was 4.6% for our year ended March 31, 2010
Return on Average Capital Employed (ROCE) for our IT Services and Products segment was 39% for our year ended March 31, 2010.
Our IT Products segment recorded Revenue of Rs. 8.90 billion ($198 million1) for our quarter ended March 31, 2010, representing an increase of 2% over the same period last year. EBIT for this segment was Rs. 262 million ($6 million1) for our quarter ended March 31, 2010.
The ratio of Operating Income to Revenue for this segment was 2.9% for our quarter ended March 31, 2010.
Return on Average Capital Employed (ROCE) for our IT Services and Products segment was 41% for our quarter ended March 31, 2010
Consumer Care and Lighting (8% of Total Revenue and 6% of Operating Income for our year ended March 31, 2010)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 22.58 billion ($502 million1) for our year ended March 31, 2010, representing an increase of 17% over the same period last year. EBIT for this segment was Rs. 3,080 million ($69 million1) for our year ended March 31, 2010, representing an increase of 19% over the same period last year.
Our Operating Income to Revenue for this segment was 13.6% for our year ended March 31, 2010. ROCE for this segment was 16% for our year ended March 31, 2010, compared to 14% for the same period last year.
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 6.08 billion ($135 million1) for our quarter ended March 31, 2010, representing an increase of 27% over the same period last year. EBIT for this segment was Rs. 807 million ($18 million1) for our quarter ended March 31, 2010, representing an increase of 16% over the same period last year.
Our Operating Income to Revenue for this segment was 13.3% for our quarter ended March 31, 2010. ROCE for this segment was 16% for our quarter ended March 31, 2010, compared to 15% for the same period last year.
About Non-GAAP financial measures
This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
The table on page 9 provides our Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner.

This Non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of this non-GAAP financial measure with the most directly comparable IFRS financial measure should be carefully evaluated.
The Company believes that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period. The Company considers a stock option award with the graded vesting schedule to be in substance a single award not multiple stock option awards. Further, the Company considers the services of the employee in each year covered by the stock option award to be equally valuable and accordingly believes that the straight line amortization reflects the economic substance of the stock awards. However, the Company records the related stock compensation expenses on an accelerated amortization basis for IFRS reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of accelerated amortization from net income provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. The management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.
A material limitation associated with the use of Non-GAAP Adjusted Net Income as compared to the IFRS measure of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of Net Income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
Our results for the year ended March 31, 2010, computed under Indian GAAP and IFRS, along with our individual business segment reports, are available in the Investors section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com or sridhar.ramasubbu@wipro.com.An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.

Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting.
Wipro’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar Shreemal	Sachin Mulay
Vice President	Head — Corporate Brand & Communication
Phone: +91-80-2844-0079	+91-80-2505-6110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com
Sridhar Ramasubbu
Vice President
Phone: +1 408-242-6285
sridhar.ramasubbu@wipro.com
Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
###
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,
	2009	2010	2010
			Convenience
			translation into
			US$ in millions
ASSETS
Goodwill	56,143	53,802	1,197
Intangible assets	3,493	4,011	89
Property, plant and equipment	49,794	53,458	1,189
Investment in equity accounted investees	1,670	2,345	52
Deferred tax assets	4,369	1,686	38
Other non-current assets	8,083	9,112	203

Total non-current assets	123,552	124,414	2,768

Inventories	7,587	7,926	176
Trade receivables	48,652	50,928	1,133
Other current assets	14,941	24,594	547
Unbilled revenues	14,108	16,708	372
Available for sale investments	16,543	30,420	677
Current tax assets	9,827	10,060	224
Cash and cash equivalents	49,117	64,878	1,443

Total current assets	160,775	205,514	4,572

TOTAL ASSETS	284,327	329,928	7,340

EQUITY
Share capital	2,930	2,936	65
Share premium	27,280	29,188	649
Retained earnings	126,646	165,789	3,688
Share based payment reserve	3,745	3,140	70
Other components of equity	(12,915)	(4,399)	(98)
Shares held by controlled trust	(542)	(542)	(12)

Equity attributable to the equity holders of the company	147,144	196,112	4,363
Minority Interest	237	437	10

Total equity	147,381	196,549	4,373

LIABILITIES
Long — term loans and borrowings	19,681	18,107	403
Deferred tax liabilities	474	380	8
Employee benefit obligations	3,111	2,967	66
Derivative liabilities	8,767	3,786	84
Other non-current liabilities and provisions	1,669	769	17

Total non-current liabilities	33,702	26,009	579

Loans and borrowings and bank overdrafts	37,211	44,404	988
Trade payables and accrued expenses	41,650	40,570	903
Unearned revenues	8,734	7,462	166
Current tax liabilities	6,492	7,915	176
Derivative liabilities	3,255	471	10
Other current liabilities and provisions	5,902	6,548	146

Total current liabilities	103,244	107,370	2,389

TOTAL LIABILITIES	136,946	133,379	2,967

TOTAL EQUITY AND LIABILITIES	284,327	329,928	7,340

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,

	2009	2010	2010	2009	2010	2010
			Convenience			Convenience
			translation into			translation into
			US $ in millions			US $ in millions
Gross revenues	65,275	69,772	1,552	256,891	271,957	6,050

Cost of revenues	(45,365)	(47,764)	(1,063)	(180,215)	(186,299)	(4,145)
Gross profit	19,910	22,008	490	76,676	85,658	1,906

Selling and marketing expenses	(4,318)	(5,061)	(113)	(17,313)	(18,608)	(414)
General and administrative expenses	(3,576)	(3,640)	(81)	(14,510)	(14,823)	(330)
Foreign exchange gains/(losses), net	(761)	57	1	(1,553)	(716)	(16)

Results from operating activities	11,255	13,364	297	43,300	51,511	1,146

Finance and other income / (expenses), net	232	1,612	36	1,233	3,369	75
Share of profits of equity accounted associates	35	176	4	362	530	12

Profit before tax	11,522	15,152	337	44,895	55,410	1,233

Income tax expense	(1,461)	(3,015)	(67)	(6,035)	(9,294)	(207)

Profit for the period	10,061	12,137	270	38,860	46,116	1,026

Attributable to:
Equity holders of the company	10,011	12,091	269	38,761	45,931	1,022
Minority interest	50	46	1	99	185	4

Profit for the period	10,061	12,137	270	38,860	46,116	1,026

Earnings per equity share:
Basic	6.88	8.29	0.19	26.66	31.52	0.70
Diluted	6.85	8.23	0.18	26.50	31.25	0.70

Weighted average number of equity shares used in computing EPS earnings per equity share
Basic	1,455,333,151	1,458,860,954	1,458,860,954	1,454,135,089	1,457,415,146	1,457,415,146
Diluted	1,461,158,479	1,469,818,675	1,469,818,675	1,462,636,212	1,469,830,993	1,469,830,993

Additional Information
Segment Revenue
IT Services	49,306	52,596	1,170	191,613	202,490	4,505
IT Products	8,761	8,900	198	34,277	38,205	850
IT Services & Products	58,067	61,496	1,368	225,890	240,695	5,355
Consumer Care and Lighting	4,802	6,084	135	19,249	22,584	502
Others	1,645	2,249	50	10,199	7,962	177
Total	64,514	69,829	1,553	255,338	271,241	6,034

Operating Income
IT Services	10,641	12,718	283	40,197	47,408	1,055
IT Products	317	262	6	1,363	1,764	39
IT Services & Products	10,958	12,980	289	41,560	49,172	1,094
Consumer Care and Lighting	695	807	18	2,592	3,080	69
Others	(399)	(423)	(9)	(852)	(741)	(16)
Total	11,255	13,364	297	43,300	51,511	1,146

Reconciliation of adjusted Non- GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	10,011	12,091	269	38,761	45,931	1,022

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(14)	32	1	161	(69)	(2)

Non-GAAP adjusted profit	9,997	12,123	270	38,922	45,862	1,020